UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

E. I. du Pont de Nemours and Company
(Exact Name of Registrant as Specified in Its Charter)

Delaware	1-815	51-0014090
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
Of Incorporation)	File Number)	Identification No.)

1007 Market Street
Wilmington, Delaware 19898
(Address of principal executive offices)

Calissa W. Brown, Assistant Secretary, (302) 774-1000
(name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
As a global purchaser and supplier of goods, E. I. du Pont de Nemours and Company (“DuPont”) is committed to preventing the use of Conflict Minerals that fund armed conflict in the Democratic Republic of Congo (“DRC”) and adjoining countries. DuPont does not directly purchase these minerals from smelters or mines and works closely with suppliers to ensure responsible sourcing of Conflict Minerals necessary to the production or functionality of its products (“Necessary Minerals.”) DuPont’s Statement of Principles regarding the sourcing of Conflict Minerals is available on its website at http://www.dupont.com/corporate-functions/news-and-events/insights/articles/position-statements/articles/conflict-minerals.html.
DuPont conducted a reasonable country of origin inquiry regarding its calendar year 2013 purchases of Necessary Minerals. This reasonable country of origin inquiry included:

1.	Mapping the company’s supply chain,

2.	Contacting each supplier or vendor to determine if the minerals were sourced from the DRC or adjoining countries or were derived from scrap or recycled material, and

3.	Obtaining written representations from suppliers regarding the source for the Necessary Minerals.

Based on its reasonable country of origin inquiry, DuPont believes that the Necessary Minerals the company purchased either did not originate in the DRC or an adjoining country, or are from recycled or scrap sources. As a result of its inquiry, DuPont does not have any reason to believe that the Necessary Minerals may have originated in the DRC or an adjoining country.
DuPont has posted this disclosure in the Investor Center of its website under the header “Conflict Minerals Disclosure” at www.dupont.com. The content of the website referenced is included for information only and is not incorporated by reference into this Form SD.
Section 2 - Exhibits
Item 2.01 Exhibits
Not required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

E. I. DU PONT DE NEMOURS AND COMPANY
(Registrant)

/s/ Nicholas C. Fanandakis
Nicholas C. Fanandakis
Executive Vice President and Chief Financial Officer

June 2, 2014

3